INVEST IN SILICA NEXUS BY C4D

A cross-reality platform for gamers to buy, sell, and trade in-game items across game universes

PITCH VIDEO   INVESTOR PANEL


SILICA NEXUS
THE GAMING MARKETPLACE ON THE BLOCKCHAIN.

LEAD INVESTOR



Brad Yasar

Silica Nexus is the future of gaming. The team is very experienced and has been industry leaders for decades having signed off on many AAA titles. The idea of bringing different gaming platforms and projects together for a continuous player experience. The platform allows easy transactions with a built in marketplace to make this the go to ecosystem for gamers. I am a firm believer in cross platform integration so the value created by the gamers in one game can be carried over to a new game and that is why I am supporting this project.

Invested $60,000 this round & $25,000 previously

silicanexus.com   Louisville KY

Software   Technology   Entertainment   Gaming   Blockchain

Highlights

1. Revolutionizing the gaming world by creating an economy between games.
2. Prize neXus digital vending machine allows visitors to use arcade winnings to collect in-game items.
3. Working with NAMCO and Intercard to place Prize neXus at thousands of entertainment centers.
4. Industry veterans from top level positions at Atari, NAMCO, EA, UBISOFT, Xbox, and DisneyQuest.
5. Previously raised $2M in equity and SBA loans.
6. Investors include David Bishop (Atari, NAMCO) and Bernie Stoler (Atari, SEGA, Mattel Interactive).
7. Already partnered with a dozen games, including Dissolution, Ethermon, and Mythereum.

8. $180B gaming market includes 2.6B people, grew +9.6% in 2019.
7. Already partnered with a dozen games, including Dissolution, Ethermon, and Mythereum.

8. $180B gaming market includes 2.6B people, grew +9.6% in 2019.

Our Team



Andrew Prell CEO

Two decades of software and hardware pioneering, both in design and development. From some of the first VR arcade equipment in 1990 to ground breaking global virtual startup tournaments, Andrew is always creating the technology curve.



Stephanie Gottesman Art Director/Graphic Designer

For more than 14 years, Stephanie has been leading branding and art direction to various projects. She has extensive experience creating powerful brand images and strategic marketing materials for both print and internet marketing.



Sheryl Rainey Manager of Finance, Sales and Operation

With more than 20 years experience consulting for financial institutions and businesses, Sheryl brings a diverse skill set and experience. She is a strategic management leader focused on building strong and efficient teams and streamlining processes.



Upasna J Campaign Manager

Developing and executing content & digital marketing strategies for upcoming and disruptive brands during their capital raise.

The Gaming Marketplace On the Blockchain


PRIZE MARKET ON THE RISE
84M
INTERACTIVE PUBLIC KIOSKS SOLD GLOBALLY IN 2019
75%
% OF DAVE AND BUSTER'S ENTERTAINMENT PROFIT MADE FROM REDEMPTION EQUIPMENT IN 2018
500M
GLOBAL MONTHLY VISITORS WHO TRADED TICKETS FOR PRIZES IN 2019

A cross-reality platform creating one virtual video game multiverse

Silica neXus by C4D is a platform that spans devices, gaming systems, and in-person entertainment centers, creating one virtual universe for the gaming community. Our state-of-the-art blockchain-based marketplace will allow you to use our secure DROID cryptocurrency to buy, sell, and trade in-game assets and gift cards from a variety of popular games.

And this is just the first step. As our platform grows, we have plans to add AR and VR products that expand this virtual universe and provide players with unique gaming experiences.


FAST-GROWING GAMING MARKET
$174.9 B
GLOBAL GAMES MARKET REVENUE IN 2020
19.9%
GLOBAL GAMES MARKET YoY GROWTH RATE
2.8 B
GLOBAL NUMBER OF GAMERS IN 2020

Silica neXus is revolutionizing the way gamers use in-game items.

By bringing in-game items out of the game and onto the blockchain, we're creating a way for players to collect and trade in-game items between games. Items bought, sold, and traded in our marketplace are encrypted and unique, so they cannot be hacked or replicated, creating an economy of gaming assets. This technology could even allow in-game items to be used between different games, revolutionizing the way games could interact with each other.


OUR PLATFORM WILL ALLOW YOU TO:
Trade items from one game to acquire rare items from another game.
Buy in-game items for a game you've just bought using DROID tokens


Sell rare items you've earned in games for DROID tokens in the auction house.

Our DROID tokens are a secure cryptocurrency on the Ethereum blockchain.

Silica neXus uses DROIDs as our currency. DROID tokens (ERC20) were minted in May 2018 on the Ethereum blockchain.Getting started is simple. New users can buy DROIDs through PayPal at their current USD value, then use those DROIDS to purchase game items in the marketplace. Integration between our marketplace and Ethereum wallets is coming soon.

Prize neXus is disrupting the redemption center prize market

We are redefining how family entertainment centers reward their visitors. At our Prize neXus hubs in family entertainment centers, you will be able to use your arcade game winnings to collect DROIDs and popular game items instead of cheap plastic prizes.

The Prize neXus digital vending machine allows customers to use self-service to receive digital items. This has become a necessity for customer service in public locations, and makes our solution ideal for the post-Covid world.


PRIZE MARKET ON THE RISE
84M
INTERACTIVE PUBLIC KIOSKS SOLD GLOBALLY IN 2019
75%
% OF DAVE AND BUSTER'S ENTERTAINMENT PROFIT MADE FROM REDEMPTION EQUIPMENT IN 2019
500M
GLOBAL MONTHLY VISITORS WHO TRADED TICKETS FOR PRIZES IN 2019

The Road Ahead

Phase 1: Silica neXus and Prize neXus, our Player Acquisition Engine (PAE)

We are turning our Customer Acquisition Cost (CAC) expense into a profit engine by providing customer acquisition as a service to our partners (Player Acquisition as a Service). Every player we provide our partners also becomes a player using our system.


GAMES WE'VE PARTNERED WITH
Mythereum
ETHERMON
REALITYCLASH
AGE RUST
cryptoskulls
SPACE MISFITS

Phase 2: SARA (Silica neXus Augmented Reality App)

Think Pokémon GO with a purpose - a mobile game app that allows players to seek, find and fight for NFT items from a wide variety of popular games. Players discover new games while exploring their own neighborhoods. When a player finds a cool new item, their natural curiosity will drive them to try out the game it came from. If they like the game, they will share it with their friends, bringing more players into the Silica neXus universe.

Our Team

Andrew Prell - CEO

Two decades of software and hardware pioneering, both in design and development. From some of the first VR arcade equipment in 1990 to ground breaking global virtual startup tournaments, Andrew is always creating the technology curve.

Tom Roe - Creative Director

Tom was an original member of the AWT Virtual Reality Dream Team in 1990, helping to create foundational work in Virtual Reality and Augmented Reality. He is a prominent 3D Graphic developer, Videographer and Sci-Fi Author.

Paul Baker - SVP Project Director and Producer

Paul has worked in the game industry since 1992 on dozens of blockbuster hits, including Assassin's Creed 3, Pixar's Up, and Star Wars Battlefront I and II. He's had roles as Creative Director, Lead Designer, Lead Level Designer, and Associate Producer, among many others.

Ryan McQuillen - SVP Ecosystem Improvement

20+ years in laser tag and FEC management. Until 2018, Ryan operated the AirMaxx Trampoline Park, AirHeads Trampoline Arena, Lazer Blaze, and Xtreme Fun Center in the US. Former Director for the Int'l Laser Tag Association and VP of Sales & Marketing for Laserforce Laser Tag.

Ron Meiners - Community Director

Ron has worked in a wide range of online community applications, from The Sims and Uru Live to a volunteer position as the Online Community Advocate for the Burning Man organization. Other projects include There.com, Multiverse.net, Dogster.com, EA-Sims, Hollywood Interactive, THQ, Turner, Ubisoft.

Emerson Galfo - SVP Operations

25+ years of progressive accounting, finance and operational experience in industries including financial services, family office, banking, private equity, B2B service, non-profit, real estate development & construction, app/software development, media/publishing, and the water/environmental space. His C-Level roles include CFO, COO, Chief of Staff, and CEO.

Jared Busby

Jared has spent four years in the cryptocurrency community as a marketer and content creator. He is a talented writer that makes difficult subjects like cryptocurrency and other future technologies easy to understand. He enjoys answering tough questions about cryptocurrency, you can find some of those answers on his Quora page! He has enjoyed assisting several well known technology companies in marketing their product with off page blogging, social media and networking.

Brady Williams - Business Development

Brady is a dynamic and competitive leader. By using his unique vision and strategic knowledge he has helped improve businesses via deal flow, market share & help raise needed capital. With an extensive track record of proven results centered on creating positive disruption in both the stasis quo and the markets he's in. His methodology of success is grounded on utilizing leadership & creativity. Known as a pioneer of innovation within his community who will leverage his wealth of expertise to better shape others has afforded him the opportunity to lead and develop both high performing individuals and teams for complex organizations. This unbreakable sensitivity to the needs of industries, and emerging technologies has given him the opportunity to work with small, medium and large enterprises alike.

Sheryl Rainey - Manager of Finance, Sales and Operations Strategy

With more than 20 years experience consulting for financial institutions and businesses, Sheryl brings a diverse skill set and experience. She is a strategic management leader focused on building strong and efficient teams, streamlining processes, building corporate culture, and leading business development.

David Bishop - Advisor

Leader and change agent, proficient in strategic planning and tactical workflow. David has been in key management positions in the out-of-home entertainment industry since 1981, including 3 years with Atari. He worked for NAMCO for 26 years, where he evolved a sub-$6 million business into $130+ million organization via M&A and accelerated organic growth.

Frank Ballouz - Advisor

Frank started at Atari in its first year and became its National Sales & Marketing Manager. Executive at Nintendo, Capcom and Namco. He has consulted for Fortune 500 companies including Intel and Microsoft. Former president of the AAMA and is well known and loved across the gaming world, from consumer to arcade to LBE and Theme Park Attractions.

John Canning - Advisor

VP of Interactive Experiences for NBC Universal on shows including The Voice, Million Second Quiz, and Blacklist. Formerly, VP of Product Experience for WeVideo.com, a collaborative, cloud-based video storytelling platform. 20+ years bringing expertise in electrical engineering and information design to projects for Disney, Yahoo, Microsoft, Cisco, Popbox and more.

Kevin Williams - Advisor

Founder and director of out-of-home leisure entertainment consultancy KWP Ltd. He has worked with leaders in amusement, commercial and military simulation, virtual reality, theme parks, game software and CGi technology. He has worked as developer, manufacturer and originator, and is formerly a Walt Disney Imagineer.

Kevin Bachus - Advisor

Senior VP, Entertainment & Games Strategy at Dave & Buster's. One of the best known and respected executives in the video game industry and an active investor in digital media. Kevin was part of the original group at Microsoft who created Xbox. Other previous positions included Mindscape, Capital Entertainment Group, Infinium Labs, and Nival Interactive.

Brad Yasar - Advisor

Founder and CEO of Beyond Enterprizes, a strategic advisory firm focusing on cryptocurrencies, blockchain, and token powered organizations. Entrepreneur, investor, mentor, and advisor with 30+ years building companies from inception to maturity. Co-founder of Blockchain Investors Consortium (BIC) with $5B+ allocated to blockchain projects.

Keith Teare - Advisor

Executive Chairman at Accelerated Digital Ventures, co-founder of TechCrunch, ICObox Advisor. Keith was founder and partner at Archimedes Labs, where he mentors over 20 companies. Served as Chairman of the Board at Minds and Machines Inc. Advisory Board member at MedCo and at Verisign.